SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35199; File No. 812-15478

Kennedy Lewis Capital Company and Kennedy Lewis Capital Holdings LLC

May 21, 2024

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c), 18(i) and section 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies that have elected to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based distribution and/or service fees.

Applicants: Kennedy Lewis Capital Company and Kennedy Lewis Capital Holdings LLC

Filing Dates: The application was filed on June 26, 2023, and amended on January 9, 2024, and April 16, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on June 17, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for

the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. The Applicants: James Didden, Kennedy Lewis Capital Company, 225 Liberty Street, Suite 4210, New York, NY 10281; Richard Horowitz, Esq., Dechert LLP, richard.horowitz@dechert.com.

FOR FURTHER INFORMATION CONTACT: Christine Y. Greenlees, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' second amended and restated application, dated April 16, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.